Exhibit 99.1

Nord Anglia Education Reports Financial Results for the Fourth Quarter and Full Fiscal Year Ended August 31, 2016

HONG KONG, November 29, 2016 / PRNewswire/ — Nord Anglia Education, Inc. (NYSE: NORD), the world’s leading premium schools organization, today announced financial results for the fourth quarter and fiscal year ended August 31, 2016.

Fourth quarter fiscal 2016 highlights (compared to fourth quarter fiscal 2015)

•                  Average full time equivalent students (FTEs) increased 47.3% to 35,292

•                  Revenue increased 27.3% on a reported basis and 31.3% on a constant currency basis to $115.1 million

•                  Adjusted EBITDA increased to $6.7 million from a loss of $5.2 million in the prior year

•                  Adjusted Net Income improved 36.4% to a loss of $14.6 million

•                  Adjusted EPS loss improved 36.4% to a loss of $0.14

Fiscal year 2016 highlights (compared to fiscal year 2015)

•                  Average FTEs increased 56.2% to 34,819

•                  Revenue increased 49.4% on a reported basis and 54.7% on a constant currency basis to $856.0 million

•                  Adjusted EBITDA increased 58.6% on a reported basis and 65.9% on a constant currency basis to $207.3 million

•                  Adjusted Net Income increased 61.9% to $67.5 million

•                  Adjusted EPS increased 54.8% to $0.65

“We are pleased to report another strong year for Nord Anglia Education with robust operating and financial results for fiscal 2016,” said Andrew Fitzmaurice, CEO, Nord Anglia Education. “Nord Anglia Education is the world’s leading premium schools organization and we now educate over 37,000 students.  We are providing our students with an outstanding educational offer that results in high academic outcomes and equips our students with the 21st century skills they need to thrive in a globalized world. Our Nord Anglia University and Global Campus initiatives link our students and teachers across the world.  These programs and our collaborations with The Juilliard School, Massachusetts Institute of Technology (MIT) and King’s College London create exceptional learning opportunities for our students and staff.”

Mr. Fitzmaurice continued, “We continue to grow our family of schools, opening our new campus in Houston and our first bi-lingual school in China over the last year, as well as increasing capacity at many of our existing schools. As we strengthen our market leading position, we believe we are well placed to continue delivering our strategy of expanding existing schools, opening new greenfield schools and making acquisitions in 2017.”

Fourth quarter FY2016 results

Average FTEs increased 47.3% to 35,292 in the three months ended August 31, 2016 (“Q4 FY2016”) from 23,956 in the three months ended August 31, 2015 (“Q4 FY2015”).  Average capacity and utilization were 49,402 seats and 71%, respectively, in Q4 FY2016 compared to 34,539 seats and 69%, respectively, in Q4 FY2015.

Revenue increased 27.3%, or $24.6 million, to $115.1 million in Q4 FY2016 from $90.5 million in Q4 FY2015.  This increase was due primarily to higher revenues from premium schools due to a full contribution from the schools acquired from Meritas on 25 June, 2015, partly offset by the impact of the strengthening US dollar. On a constant currency basis, revenue increased 31.3% in Q4 FY2016 from Q4 FY2015. Revenue per FTE decreased 10.1% to $3.2k in Q4 FY2016 from $3.6k in Q4 FY2015.

Gross profit increased 51.6%, or $13.1 million, to $38.5 million in Q4 FY2016 from $25.4 million in Q4 FY2015. Gross margin increased 540 basis points to 33.4% in Q4 FY2016 from 28.0% in Q4 FY2015 due primarily to a full quarter contribution from the schools we acquired during Q4 FY2015.

Selling, general and administrative expenses (“SG&A”) increased 8.9% to $51.9 million in Q4 FY2016 from $47.7 million in Q4 FY2015. The increase was primarily driven by increased operating costs associated with the acquisitions in Switzerland, China, the United States and Mexico completed during Q4 FY2015 and the new school opened in Chicago in September 2015.  SG&A as a percentage of revenue decreased by 760 basis points to 45.1% in Q4 FY2016 primarily due to the impact of a full quarter of revenue contribution from the acquired Meritas schools.

Adjusted EBITDA improved to $6.7 million (5.8% Adjusted EBITDA margin) in Q4 FY2016 from negative $5.2 million (negative 5.7% Adjusted EBITDA margin) in Q4 FY2015 due to growth in FTEs, tuition fee increases and the full quarter impact of the acquisitions in Switzerland, China, the United States and Mexico in fiscal 2015.

Net financing expense decreased to $19.3 million in Q4 FY2016 from $24.7 million in Q4 FY2015. The decrease was primarily attributable to an unrealized loss from the revaluation of the CHF 200.0 million bonds of $9.7 million in Q4 FY2015 compared to $1.3 million in Q4 FY2016.

Adjusted Net Income improved to a loss of $14.6 million in Q4 FY2016 from a loss of $23.2 million in Q4 FY2015.

Full fiscal year ended August 31, 2016 results

Average FTEs increased 56.2% to 34,819 in the fiscal year ended August 31, 2016 (“FY2016”) from 22,286 in the fiscal year ended August 31, 2015 (“FY2015”).  Average capacity and utilization were 49,177 seats and 71%, respectively, in FY2016 compared to 31,358 seats and 71%, respectively, in FY2015.

Revenue increased 49.4%, or $282.9 million, to $856.0 million in FY2016 from $573.1 million in FY2015.  On a constant currency basis, revenue increased 54.7% in FY2016 from FY2015 due to the increase in FTEs and the full year impact of the acquisitions completed in fiscal 2015. Revenue per FTE decreased 2.6% to $24.4k in FY2016 from $25.1k in FY2015 due to the strengthening of the US dollar and the negative mix impact of acquisitions and stronger growth in lower price point schools, partially offset by tuition increases.

Gross profit increased 53.6%, or $116.5 million, to $333.8 million in FY2016 from $217.3 million in FY2015. Gross margin increased 110 basis points to 39.0% in FY2016 from 37.9% in FY2015.  The increase was due to tuition fee increases and FTE growth as well as a full year contribution from the acquisitions completed during FY2015, which had an adverse impact on gross margin in FY2015, especially in Q4 FY2015, partially offset by the opening of our new school in Chicago and the sale and leaseback.

Selling, general and administrative expenses increased 48.5% to $192.7 million in FY2016 from $129.8 million in FY2015. The increase was primarily driven by increased operating costs associated with the acquisitions in Vietnam, Switzerland, China, the United States and Mexico in FY2015, as well as the new school opened in Chicago in September 2015. As a percentage of revenue, SG&A expenses decreased 10 basis points to 22.5% in FY2016 from 22.6% in FY2015.

Adjusted EBITDA increased 58.6%, or $76.6 million, to $207.3 million (24.2% Adjusted EBITDA margin) in FY2016 from $130.7 million (22.8% Adjusted EBITDA margin) in FY2015 due to growth in FTEs, tuition fee increases and the full year impact of the schools in Vietnam, Switzerland, China, the United States and Mexico acquired during FY2015.  On a constant currency basis, Adjusted EBITDA increased 65.9% in FY2016 from FY2015.

Net financing expense increased to $63.6 million in FY2016 from $46.3 million in FY2015. The increase was primarily due to increased debt incurred to fund the acquisitions in FY2015 offset by an unrealized gain of $4.7 million from the revaluation of the CHF 200.0 million bonds in FY2016 compared to an unrealized loss from the revaluation of the CHF 200.0 million bonds of $9.7 million in FY2015.

Adjusted Net Income increased 61.9% to $67.5 million in FY2016 from $41.6 million in FY2015.

Balance Sheet and Cash Flow

During FY2016, net cash from operating activities was $125.1 million compared to $86.6 million for FY2015.  Cash generated from operations increased by $54.5 million from $167.0 million for FY2015 to $221.5 million for FY2016.  Payment of loan/bond expenses in connection with acquisitions in 2015 amounted to $5.0 million for FY2016. Interest paid increased from $31.2 million to $62.5 million and tax paid increased from $19.9 million to $28.9 million for FY2015 and FY2016, respectively.

Cash from investing activities was $40.2 million for FY2016 compared to cash used in investing activities of $709.0 million for FY2015. The inflow for FY2016 includes $167.0 million proceeds from the sale and leaseback transactions and a $33.6 million outflow for the acquisition of subsidiaries (net of cash acquired) including the final deferred payment for the Meritas schools acquisition.  The outflow for FY2015 was primarily due to the acquisition of the four schools in Vietnam for $109.1 million (net of cash acquired) and the six Meritas schools for $541.5 million (net of cash acquired).  Capital expenditure increased $32.0 million from $62.3 million in FY2015 to $94.3 million in FY2016. This increase in capital expenditure reflects the impact of the increase in the number of schools following our acquisitions in FY2015, as well as our new campus in Houston and new bilingual school in Shanghai, which opened in September 2016.

Net cash used in financing activities was $11.5 million in FY2016 compared to net cash generated from financing activities of $699.9 million in FY2015.  Cash and cash equivalents as of August 31, 2016 were $371.9 million, compared to $225.9 million (including overdraft) as of August 31, 2015.

Subsequent Events

The Company has commenced a process to amend its credit agreement to take advantage of favorable credit markets in order to improve the interest rate.  We expect to complete this process over the next week.

On November 23, 2016, we entered into an agreement to sell a parcel of land in Houston, Texas to KIPP, Inc. for $9.7 million.  The completion of the transaction is subject to the satisfaction of various conditions.

Fiscal 2017 Outlook

From an operating standpoint, the Company’s initial outlook that it provided in the starting student enrolment press release on October 10, 2016 has not changed.  However, the US dollar has strengthened significantly since the US Presidential election and this has a negative impact on its reported revenue, and to a lesser extent, its reported Adjusted EBITDA and Adjusted Net Income.  In March 2016, the Company put in place a series of cross currency swaps as a hedge against volatility in foreign exchange rates, in particular the RMB and the Euro.  The Company expects the negative impact of recent currency movements on its Adjusted EBITDA and Adjusted Net Income to be largely mitigated by gains on the cross currency swaps that mature in fiscal 2017.  Accordingly, Nord Anglia Education is updating its previously issued fiscal 2017 revenue outlook to reflect the impact of the recent strengthening of the US dollar following the US Presidential election.

Nord Anglia Education’s prior and revised outlook for fiscal 2017 are set out in the table below:

	Prior FY2017 Outlook as of Oct. 10, 2016	Updated FY2017 Outlook as of Nov. 29, 2016
Revenue	$925 - $945 million	$910 - $930 million
Adjusted EBITDA*	$207 - $217 million	$207 - $217 million
Adjusted Net Income*Δ	$67 - $72 million	$67 - $72 million
Adjusted Diluted EPS*Δ	$0.64 - $0.69	$0.64 - $0.69

* See “Non-GAAP Supplemental Financial Measures” below for additional information.

Δ As noted in the Subsequent Events section above, the Company is in the process of amending its credit facility to improve interest rates and reduce interest expense.  The updated guidance is based on the Company’s current credit facility and does not include any impact from any future amendments to the credit facility.

The company expects diluted weighted average shares of approximately 104.5 million.

Conference Call Details

Nord Anglia Education will host an investor conference call today at 8:00 am ET.  Interested parties are invited to listen to the conference call by dialing the following numbers:

United States Toll Free:	877.407.0784
International:	201.689.8560

An audio replay of the conference call will be available through December 6, 2016 via the investor relations section of nordangliaeducation.com or by dialing the following numbers:

United States Toll Free:	877.870.5176
International:	858.384.5517
Replay Conference ID:	13648788

A live webcast of the conference call will be available via the investor relations section of nordangliaeducation.com and will be archived on the website.

Forward-Looking Statements

This press release includes statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward looking statements”.  These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “expect,” “may,” “will,” “should,” “seek,” “project,” “approximately,” “intend,” “plan,” “estimate” or “anticipate,” or, in each case, their negatives or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this press release and include our fiscal 2017 guidance and statements regarding our intentions, beliefs or current expectations concerning among other things, anticipated school openings, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future.  We believe that these risks and uncertainties include, but are not limited to, those under “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition, liquidity, prospects, growth, strategies and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this press release.  In addition, even if our results of operations, financial condition, liquidity, prospects, growth strategies and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods.  Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.  Any forward-looking statement that we make in this press release speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

Non-GAAP Supplemental Financial Measures

We use EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share, as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for loss/(gain) on disposal of property, plant and equipment, share based payments, realised gains or losses on hedging agreements and other items. We define Adjusted Net Income as Adjusted EBITDA adjusted for depreciation, net financing expense, income tax expense, tax adjustments and non-controlling interests. We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period.  EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share are not standard measures under IFRS. These measures should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share as presented herein may not be comparable to similarly titled measures presented by other companies.

Nord Anglia Education is not able to provide a reconciliation of projected non-GAAP financial measures to expected reported results without unreasonable effort because of the inherent uncertainty in forecasting and quantifying some of the amounts necessary for a reconciliation, such as exceptional items (which include transaction and integration costs related to school acquisitions), other (gains)/losses (which include the fair value gains and losses on our various put/call options, embedded lease derivatives and unrealized foreign exchange movements on our intercompany loans) and finance expense adjustments (which include adjustments for unrealized foreign exchange gain/(loss) arising from the revaluation of our CHF200 million senior secured notes to US dollars).

About Nord Anglia Education, Inc.

Nord Anglia Education (NYSE: NORD) is the world’s leading premium schools organization. Our 43 international schools are located in China, Europe, the Middle East, Southeast Asia and North America. Together, they educate more than 37,000 students from kindergarten through to the end of secondary education.  We are driven by one unifying philosophy — we are ambitious of our students, our people and our family of schools. Our schools deliver a high quality education through a personalized approach enhanced with unique global opportunities to enable every student to succeed. We primarily operate in geographic markets with high foreign direct investment, large expatriate populations and rising disposable income. We believe that these factors contribute to high demand for premium schools and strong growth in our business.  Nord Anglia Education is headquartered in Hong Kong SAR, China. Our website is www.nordangliaeducation.com.

For further information, please contact:

Investors:

Vanessa Cardonnel

Corporate Finance and Investor Relations Director — Nord Anglia Education

Tel: +852 3951 1130

Email: vanessa.cardonnel@nordanglia.com

John Rouleau

Managing Director, Investor Relations — ICR

Tel: +1 203 682 8342

Email: john.rouleau@ircrinc.com

Media:

Sarah Doyle

Head of Brand — Nord Anglia Education

Tel: +852 3951 1144

Email: sarah.doyle@nordanglia.com

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED INCOME STATEMENT

(in $ millions, except share data)

	Three Months Ended August 31,		Year Ended August 31,
	2016	2015(1)	2016	2015(1)
	(Unaudited)	(Unaudited)
Revenue	115.1	90.5	856.0	573.1
Cost of sales	(76.6)	(65.1)	(522.2)	(355.8)
Gross profit	38.5	25.4	333.8	217.3

Selling, general and administrative expenses	(51.9)	(47.7)	(192.7)	(129.8)
Depreciation	(0.2)	(0.1)	(0.8)	(0.7)
Amortization	(4.9)	(4.3)	(18.7)	(13.9)
Impairment	(1.0)	—	(1.0)	—
Other gains	18.2	15.4	13.4	12.4
Exceptional expenses	2.2	(14.3)	(8.8)	(18.8)
Total expenses	(37.6)	(51.0)	(208.6)	(150.8)

Operating profit	0.9	(25.6)	125.2	66.5

Finance income	0.0	0.7	2.3	2.4
Finance expense	(19.3)	(25.4)	(65.9)	(48.7)
Net finance expense	(19.3)	(24.7)	(63.6)	(46.3)

Profit before income tax	(18.4)	(50.3)	61.6	20.2
Income tax expense	11.3	7.4	(12.4)	(12.5)
Profit for the period	(7.1)	(42.9)	49.2	7.7

Profit attributable to:
- Owners of the parent	(7.8)	(43.4)	47.1	6.5
- Non-controlling interest	0.7	0.5	2.1	1.2
Profit for the period	(7.1)	(42.9)	49.2	7.7

Earnings per ordinary share(2) (in dollars)
Basic	(0.08)	(0.42)	0.45	0.07
Diluted	(0.08)	(0.42)	0.45	0.07

(1)                       Reflects retrospective adjustments to our financial information for the three months and year ended August 31, 2015 for voluntary changes in basis of presentation and the correction of errors.  For additional information, see our report on Form 6-K furnished to the SEC and annual report on Form 20-F filed with the SEC on November 29, 2016.

(2)                       Earnings per ordinary share is calculated by dividing profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three months ended August 31, 2016, the basic and diluted weighted average ordinary shares outstanding were 104.1 million and 104.3 million ordinary shares, respectively.  For the twelve months ended August 31, 2016, the basic and diluted weighted average ordinary shares outstanding were 104.1 million and 104.1 million ordinary shares, respectively.  For the three months ended August 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 103.2 million and 103.3 million ordinary shares, respectively. For the twelve months ended August 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 99.4 million and 99.5 million ordinary shares, respectively.

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in $ millions)

	August 31,	August 31,
	2016	2015(1)

Non-current assets
Property, plant and equipment	328.5	464.9
Intangible assets	1,365.4	1,402.5
Investments in joint ventures and associates	0.5	0.5
Trade and other receivables	42.0	37.4
Deferred lease expense	30.6	17.1
Deferred tax assets	79.0	77.5
	1,846.0	1,999.9

Current assets
Current tax asset	3.4	1.2
Inventories	4.3	4.5
Trade and other receivables	132.5	126.8
Deferred lease expense	1.7	0.9
Cash and cash equivalents (excluding bank overdrafts)	371.9	316.6
	513.8	450.0
Assets held for sale	8.3	—
	522.1	450.0
Total assets	2,368.1	2,449.9

Current liabilities
Trade and other payables	(140.3)	(170.7)
Interest-bearing loans and borrowings	(5.0)	(98.3)
Finance lease liabilities	(1.2)	(0.8)
Deferred revenue	(550.0)	(518.2)
Deferred gain	(0.2)	(0.2)
Provisions for other liabilities and charges	(0.0)	(0.0)
Current tax liabilities	(4.5)	(2.7)
	(701.2)	(790.9)

Non-current liabilities
Interest-bearing loans and borrowings	(1,058.2)	(1,066.3)
Derivative financial instruments	(25.2)	(21.6)
Finance lease liabilities	(63.3)	(48.0)
Other payables	(49.1)	(49.6)
Deferred revenue	(8.0)	(7.0)
Deferred gain	(12.1)	(12.4)
Retirement benefit obligations	(48.9)	(46.6)
Provisions for other liabilities and charges	—	(1.7)
Deferred tax liabilities	(110.2)	(124.3)
	(1,375.0)	(1,377.5)
Total liabilities	(2,076.2)	(2,168.4)

Net assets	291.9	281.5
Equity attributable to equity holders of the parent
Share capital	1.0	1.0
Share premium	736.0	735.2
Other reserves	6.9	6.9
Currency translation reserve	(91.7)	(50.8)
Shareholders’ deficit	(365.7)	(415.2)
	286.5	277.1
Non-controlling interest	5.4	4.4
Total shareholders’ funds	291.9	281.5

(1)                       Reflects retrospective adjustments to our financial information for the year ended August 31, 2015 for voluntary changes in basis of presentation and the correction of errors.  For additional information, see our report on Form 6-K furnished to the SEC and annual report on Form 20-F filed with the SEC on November 29, 2016.

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in $ millions)

	Three Months Ended August 31,		Year Ended August 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)
Cash generated from operations	207.2	157.8	221.5	167.0
Payment of loan/bond expenses	—	(29.3)	(5.0)	(29.3)
Interest paid	(18.0)	(11.1)	(62.5)	(31.2)
Tax paid	(10.0)	(5.7)	(28.9)	(19.9)
Net cash generated from operating activities	179.2	111.7	125.1	86.6

Net cash generated from / (used in) investing activities	(34.0)	(569.5)	40.2	(709.0)

Net cash (used in) / generated from financing activities	(30.8)	547.0	(11.5)	699.9

Net increase in cash and cash equivalents	114.4	89.2	153.8	77.5

Cash and cash equivalents at beginning of the period	260.5	142.6	225.9	166.2

Exchange losses on cash and cash equivalents	(3.0)	(5.9)	(7.8)	(17.8)

Cash and cash equivalents at the end of the period (including overdrafts)	371.9	225.9	371.9	225.9
Bank overdrafts	—	90.7	—	90.7
Cash and cash equivalents at the end of the period (excluding overdrafts)	371.9	316.6	371.9	316.6

KEY OPERATING DATA AND SUPPLEMENTARY FINANCIAL DATA

Key Operating Data

We use the following key operating metrics to manage our schools: full-time equivalent students (“FTEs”), capacity, utilization and revenue per FTE. We monitor FTEs on a weekly basis and the other operating metrics on a monthly, quarterly and annual basis, as we believe that they are the most reliable metrics for measuring the profitability of our schools. The table below sets out our key operating data for the periods indicated:

	Three Months Ended August 31,		Year Ended August 31,
	2016	2015	2016	2015

Full-time equivalent students (average for the period)(1)
China	5,889	5,290	5,820	5,228
Europe	6,884	4,668	6,679	4,624
Middle East	5,283	4,463	5,302	4,344
Southeast Asia	7,676	6,678	7,505	5,274
North America	9,560	2,857	9,513	2,816
Total	35,292	23,956	34,819	22,286

Capacity (average for the period)(2)
China	9,242	7,756	9,052	7,756
Europe	8,617	6,084	8,617	6,084
Middle East	5,851	5,251	5,851	5,251
Southeast Asia	12,185	11,688	12,150	8,507
North America	13,507	3,760	13,507	3,760
Total	49,402	34,539	49,177	31,358

Utilization (average for the period)(3)
China	64%	68%	64%	67%
Europe	80%	77%	78%	76%
Middle East	90%	85%	91%	83%
Southeast Asia	63%	57%	62%	62%
North America	71%	76%	70%	75%
Total	71%	69%	71%	71%

Revenue per FTE (in $ thousands)(4)
China	5.4	4.9	33.9	35.0
Europe	4.0	4.0	31.7	28.8
Middle East	2.0	1.6	16.4	15.8
Southeast Asia	2.8	2.4	17.4	17.4
North America	2.4	6.3	23.6	29.3
Total	3.2	3.6	24.4	25.1

(1)              We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)              We calculate average capacity for a period as the total number of FTEs that can be accommodated in a school based on its existing classrooms at each academic calendar month divided by the number of months in such period.

(3)              We calculate utilization during a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(4)              We calculate revenue per FTE by dividing our revenue from our schools for the period by the average FTEs for the period. Reflects retrospective adjustments to our financial information for the three months and year ended August 31, 2015 for voluntary changes in basis of presentation and the correction of errors.  For additional information, see our report on Form 6-K furnished to the SEC and annual report on Form 20-F filed with the SEC on November 29, 2016.

Supplementary Financial Data

The following table sets forth certain supplementary financial data for the periods indicated.

	Three Months Ended August 31,		Variance
				Constant
$ millions	2016	2015(1)	Reported	Currency
Revenue (segment)

Premium Schools
China	31.5	26.0	21.4%	28.5%
Europe	27.4	18.5	47.5%	52.3%
Middle East	10.3	7.3	41.5%	41.5%
Southeast Asia	21.8	16.1	35.9%	38.5%
North America	22.6	18.0	25.8%	27.0%
Total Premium Schools	113.6	85.9	32.4%	36.4%
Other	1.5	4.6	(68.1)%	(66.3)%
Total Revenue	115.1	90.5	27.3%	31.3%

Adjusted EBITDA (segment)

Premium Schools
China	14.4	10.6	35.9%	43.8%
Europe	(1.2)	(6.2)	80.7%	80.6%
Middle East	(0.1)	(3.2)	98.8%	98.8%
Southeast Asia	7.6	3.4	127.5%	127.0%
North America	(4.9)	(0.3)	(1,329.8)%	(1,471.6)%
Total Premium Schools	15.8	4.3	275.6%	326.6%
Other	0.5	0.5	(10.8)%	1.9%
Central and regional expenses	(9.6)	(10.0)	3.0%	0.5%
Adjusted EBITDA	6.7	(5.2)	234.0%	228.2%
Adjusted Net Income	(14.6)	(23.2)	37.2%

	Year Ended August 31,		% Variance
				Constant
$ millions	2016	2015(1)	Reported	Currency
Revenue (segment)

Premium Schools
China	197.3	183.2	7.7%	12.3%
Europe	211.8	133.3	58.8%	67.5%
Middle East	87.2	68.6	27.2%	27.2%
Southeast Asia	130.4	91.6	42.3%	49.9%
North America	224.3	82.6	171.7%	172.0%
Total Premium Schools	851.0	559.3	52.2%	57.5%
Other	5.0	13.8	(64.1)%	(62.2)%
Total Revenue	856.0	573.1	49.4%	54.7%

Adjusted EBITDA (segment)

Premium Schools
China	85.8	84.6	1.3%	5.8%
Europe	41.9	16.9	147.2%	169.9%
Middle East	17.5	9.0	95.6%	95.6%
Southeast Asia	41.9	27.0	55.3%	64.7%
North America	59.7	23.0	159.4%	159.1%
Total Premium Schools	246.8	160.5	53.7%	60.2%
Other	0.5	1.5	(67.9)%	(65.6)%
Central and regional expenses	(40.0)	(31.3)	27.6%	30.8%
Adjusted EBITDA	207.3	130.7	58.6%	65.9%
Adjusted Net Income	67.5	41.6	61.9%

(1)             Reflects retrospective adjustments to our financial information for the three months and year ended August 31, 2015 for voluntary changes in basis of presentation and the correction of errors.  For additional information, see our report on Form 6-K furnished to the SEC and annual report on Form 20-F filed with the SEC on November 29, 2016.

RECONCILIATION OF EBITDA, ADJUSTED EBITDA, ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER ORDINARY SHARES

(Unaudited)	Three Months Ended August 31,		Twelve Months Ended August 31,
$ millions	2016	2015(1)	2016	2015(1)

Profit/(Loss) for the period	(7.1)	(42.9)	49.2	7.7
Income tax expense	(11.3)	(7.4)	12.4	12.5
Net financing expense	19.3	24.7	63.6	46.3
Exceptional items(2)	(2.2)	14.3	8.8	18.8
Other gains(3)	(18.2)	(15.4)	(13.4)	(12.4)
Impairment	1.0	—	1.0	—
Amortization	4.9	4.3	18.7	13.9
Depreciation	0.2	0.1	0.8	0.7
Depreciation in Cost of Sales	10.5	11.8	45.7	33.9
EBITDA	(2.9)	(10.5)	186.8	121.4

Loss/(gain) on disposal of property, plant and equipment(4)	1.0	(0.1)	0.4	0.3
Share based payments(5)	2.0	0.1	6.7	2.3
Greenfield pre-opening costs(6)	4.0	4.0	7.7	4.0
Rollout of Juilliard Program(7)	0.2	0.5	1.9	0.7
Rollout of MIT collaboration(8)	0.5	—	0.9	—
Global campus expedition facility(9)	0.3	—	1.2	—
China expat taxes(10)	—	—	—	1.1
Lender waiver fee(11)	1.1	—	1.1	—
Sarbanes-Oxley project(12)	0.6	—	0.6	—
Other	(0.1)	0.8	—	0.9
Adjusted EBITDA	6.7	(5.2)	207.3	130.7

Depreciation	(10.7)	(11.9)	(46.5)	(34.6)
Net Financing Expense	(19.3)	(24.7)	(63.6)	(46.3)
Financing Expense Adjustments(13)	1.3	9.7	(4.7)	9.7
Income Tax (Credit)/Expense	11.3	7.4	(12.4)	(12.5)
Tax Adjustments(14)	(3.2)	2.0	(10.5)	(4.2)
Non-Controlling Interest	(0.7)	(0.5)	(2.1)	(1.2)
Adjusted Net Income	(14.6)	(23.2)	67.5	41.6

Adjusted earnings per ordinary share(15) (in $)
Basic	(0.14)	(0.22)	0.65	0.42
Diluted	(0.14)	(0.22)	0.65	0.42

(1)                                 Reflects retrospective adjustments to our financial information for the three months and year ended August 31, 2015 for voluntary changes in basis of presentation and the correction of errors.  For additional information, see our report on Form 6-K furnished to the SEC and annual report on Form 20-F filed with the SEC on November 29, 2016.

(2)                                 In fiscal 2015, exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs and debt issuance costs in connection with the acquisitions that were not capitalized on the balance sheet. In fiscal 2016, exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs and the transaction costs in relation to the sale and leaseback transactions. In the three months ended August 31, 2016, includes the movement of expenses associated with the Sarbanes-Oxley project and the lender waiver fee from exceptional items to adjustments to EBITDA.

(3)                                 Represents the fair value gains and losses on our cross currency swaps, various put/call options, embedded lease derivatives at our Chicago South Loop school and the British International School of Houston and unrealized foreign exchange movements on our intercompany loans.

(4)                                 Represents loss on disposal of property, plant and equipment associated with the termination of learning services contracts and the closure of associated offices in the UK and in addition in 2016 a loss on the sale and leaseback.

(5)                                 Represents non-cash charges associated with equity investments in our company by members of management.

(6)                                 In fiscal 2015, includes the pre-opening costs associated with the opening of our second school in Chicago in September 2015. In fiscal 2016, includes the pre-opening costs associated with the opening of our new campus in Houston and our new school in Shanghai in September 2016 and pre-opening costs associated with the opening of our new campuses in Bangkok and Hong Kong and our new school in Abu Dhabi, all expected to open in September 2017.

(7)                                 In fiscal 2015, includes the pre-opening costs associated with the opening of our second school in Chicago in September 2015. In fiscal 2016, includes the pre-opening costs associated with the opening of our new campus in Houston and our new school in Shanghai in September 2016 and pre-opening costs associated with the opening of our new campuses in Bangkok and Hong Kong and our new school in Abu Dhabi, all expected to open in September 2017.

(8)                                 Represents the costs associated with the initial roll-out of the MIT collaboration, which we launched in 13 schools in September 2016.

(9)                                 Represents the costs associated with the establishment of a new leadership expedition facility in Switzerland as part of Global Campus.

(10)                          Represents costs associated with expatriate taxes levied on teacher salaries relating to the period prior to the year-ended August 31, 2014.

(11)                          Represents the fees paid to the lenders under our Credit Facility in connection with obtaining a waiver to extend the reporting deadline for fiscal 2015.

(12)                          Represents costs associated with establishing a Sarbanes-Oxley implementation project.

(13)                          Adjustment for unrealized foreign exchange gain/(loss) arising from the revaluation of the CHF200.0 million senior secured notes to US dollar.

(14)                          Represents the tax impact associated with the exclusion of certain costs including exceptional items and amortization in calculating Adjusted Net Income. The effective tax rate for fiscal 2016 used in calculating the tax impact is 24.8%, which is the effective tax rate for fiscal 2016 excluding certain items that impact the effective tax rate per the accounts of 20.1%. These include adding back the unrealised FX gain on inter-company balances and the impact of the sale and leaseback transaction which is one-off in nature. The effective tax rate for fiscal 2015 and 2014 was 28.1% and 54.9%, respectively.

(15)                          Calculated by dividing Adjusted Net Income for the period by the weighted average ordinary shares outstanding for the period.  For the three months ended August 31, 2015, the basic and diluted weighted average ordinary shares outstanding were 103.2 million and 103.3 million ordinary shares, respectively.  For the three months ended August 31, 2016, the basic and diluted weighted average ordinary shares outstanding were 104.1 million and 104.3 million ordinary shares, respectively.  For the year ended August 31, 2015, the basic and diluted weighted average ordinary shares outstanding were 99.4 million and 99.5 million ordinary shares, respectively.  For the year ended August 31, 2016, the basic and diluted weighted average ordinary shares outstanding were 104.1 million and 104.1 million ordinary shares, respectively.